Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 27, 2012, to vote on the following proposal.
The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class I Directors (Charles L. Carroll,
Leon M. Pollack and Robert M. Solmson), each to serve for a three-year term expiring at the 2015
Annual Meeting and/or until his successor is duly elected and qualified.

Director		    For	  Withhold Authority
Charles L. Carroll	8,480,172	84,637
Leon M. Pollack		7,014,250	1,550,559
Robert M. Solmson	8,218,328	346,481